

Mail Stop 3720

May 26, 2016

Wei Wang
Chief Executive Officer
Chineseinvestors.com, Inc.
4880 Havana Street, Suite 102
Denver, CO 80239

> **Re: Chineseinvestors.com, Inc.**
> **Form 10-K for the Fiscal Year Ended May 31, 2015**
> **Filed August 31, 2015**
> **Form 10-Q for the Fiscal Quarter Ended November 30, 2015**
> **Filed January 14, 2016**
> **Response Dated May 13, 2016**
> **File No. 000-54207**

Dear Mr. Wang:

We have reviewed your May 13, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended May 31, 2015

Business

General Development of Business, page 1

1.   We note your response to comment 1. Please include this description in an amendment to your fiscal year 2015 Form 10-K.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 10

2.   We note your response to comment 2. Please also include this description in an amendment to your fiscal year 2015 Form 10-K.

Item 10. Directors, Executive Officers and Corporate Governance, page 14

3.   We note your response to comment 3. Your current Form 10-K disclosure does not include the statement regarding Mr. Wang's additional form filings. Please revise your Form 10-K to include this description.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications